UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 13, 2014

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MATERIAL EVENT

LATAM Airlines Group S.A.

Securities Registration No. 306

January 10, 2014

Mister

Fernando Coloma Correa

Superintendent

Superintendency of Securities and Insurance

Av. Libertador Bernardo O´Higgins 1449

Mister Superintendent:

In accordance with the provisions of Article 9 and Article 10 paragraph 2 of Law No. 18.045, General Rule No. 30 and Circular No. 1375 both issued by this Superintendency -on behalf of the Board of Directors and being duly authorized- I hereby report the following MATERIAL EVENT regarding LATAM Airlines Group S.A. (“LATAM” or “The Company”), Securities’ Registration No. 306, regarding the capital increase authorized by the Extraordinary Shareholder’s Meeting held last June 11, 2013:

On this date and through an Order Book Auction procedure carried out in accordance to the provisions of Section 2.4A of the Share Operations Manual of the Santiago Stock Exchange, have been placed a total of 10.314.872 shares that were not subscribed during the preemptive period concluded on December 19, 2013. The placement price was US$15,17.- per share, according to the Observed Dollar’s exchange rate published by the Central Bank of Chile and in force as of Thursday January 9, 2014, equivalent to ChP$8.072,60.-; thus having raised an amount equivalent today to approximately US$156,5 million.

Accordingly, the placement process of 100% of the 62,000,000 initially issued shares (which do not include the shares allocated to the Company and its subsidiaries’ worker compensation plans) placed by the Company and tied to aforementioned capital increase has concluded, having raised a total amount of US$ 940,5 million.

Sincerely yours,

Enrique Cueto Plaza

Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2014	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Chief Executive Officer